

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 24, 2009

Via U.S. mail and facsimile

Mr. Thomas W. Trexler
Executive Vice President and Chief Financial Officer
Nobility Home, Inc.
3741 S.W. 7th Street
Ocala, FL 34474

      RE: Form 10-K for the fiscal year ended November 1, 2008
              Form 10-Q for the period ended May 2, 2009
              File No. 000-06506

Dear Mr. Trexler:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED NOVEMBER 1, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 7

2. Please revise to include a discussion of changes in your financial condition. For example, your current MD&A disclosures provide no substantive explanation for the fluctuations in your accounts payable, accrued compensation, or accrued expenses and other current liabilities from 2007 to 2008. Furthermore, your discussion of the decrease in customer deposits on page 9 should be enhanced to explain, for example, how changes in your backlog or orders received but not manufactured as of each period-end have affected the amount of customer deposits held.

Liquidity and Capital Resources, page 9

3. You disclose on page 7 that in December 2008, 21st Mortgage Corporation advised you that their parent company had decided not to provide any additional funding for loan originations at that time. Please revise your filing to explain the impact of this decision on your business. Please explain the extent to which you have been able to find additional funding for your loan originations and/or the extent to which you have been unable to sell homes as a result of not having sufficient other outside sources to provide financing to homebuyers. Since you have a revenue sharing agreement with 21st Mortgage Corporation, please also disclose the expected impact that lack of funding from 21st Mortgage Corporation's parent company will have upon your results of operations, financial position and liquidity.

Critical Accounting Policies and Estimates

Investments in Retirement Community Limited Partnerships, page11

4. It appears from your disclosures on page 9 that you entered into your investments in the retirement community limited partnerships expecting that these investments would initially generate non-cash losses but that you expect greater profitability once the communities become more occupied. Please revise your filing to explain how often you evaluate your investments in retirement community limited partnerships for impairment, the criteria and assumptions you use to evaluate these investments for impairment and the circumstances that you would consider to be indicators of impairment for these investments.

Investment in Majestic 21, page 11

5. Please revise your discussion of Majestic 21 here and in your financial statement footnotes to more clearly explain exactly what type of business Majestic 21 operates. It is unclear what is meant by your disclosure on page 9 that "the Majestic 21 portfolio of loans is not being increased and the portfolio continues to runoff." Please also revise to explain, in detail, the analysis you performed and assumptions you used to determine that your investment in the joint venture was not impaired as of November 1, 2008.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Accounting Policies, page 19

6. Please revise your accounting policy footnote to explain your policies concerning customer deposits. Your revised footnote should address the circumstances under which you require a customer deposit, the extent of customer deposit required (i.e., a specified amount or percentage of retail price), and the circumstances under which customer deposits may be refundable.

7. Since the majority of your revenues appear to be derived from the sales of manufactured housing through your own sales centers and most of these houses are financed by the customers through third party lenders, please revise your financial statement footnotes to disclose the types of transactions which result in your accounts receivable balances as of each period end.

8. Please revise your accounting policy footnote for inventories on page 20 to indicate if you include an allocation of your depreciation and amortization to cost of goods sold. If you do not include depreciation or amortization in your cost of goods sold, please revise your description of cost of goods sold on the face of your statements of income and elsewhere throughout the filing to read somewhat as follows: "Cost of goods sold (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of goods sold. See SAB Topic 11:B.

9. We note your disclosures on pages 20 and 26 that you have agreed to repurchase homes from defaulted loans which were financed under your finance revenue sharing agreement. Please expand your disclosures herein or in Note 13 – Commitments and Contingent Liabilities to provide the disclosures required by paragraph 13 of FIN 45.

10. It appears that your actual warranty payments for 2008 and 2007 were significantly more than the amounts accrued as of the beginning of each period presented. It appears this trend has continued into fiscal 2009 since your disclosures on page 8 of your Form 10-Q for the period ended May 2, 2009 that your warranty payments through the six months ended May 2, 2009 were approximately $168,000 compared to your accrual as of November 1, 2008 of $184,000. Please revise to more fully explain what your warranty covers, the coverage period for your warranty, and how you determine your warranty accrual each period. Please also revise your MD&A to explain the assumption used to calculate your warranty accrual, any changes in the assumptions used from period to period, and the reasons why your warranty payments for 2008 and 2007 were so much higher than the amounts accrued as of the beginning of each period. In addition address whether you have any exposure related to the defective drywall that was manufactured in China as we understand that this may be an industry-wide issue.

11. Please revise your financial statement footnotes on page 22, or where otherwise deemed appropriate, to disclose revenues from external customers by products and service. For example, you appear to generate revenues from a variety of sources including the sale of manufactured housing, insurance agent commissions, and construction lending operations. Please refer to paragraph 37 of SFAS 131.

Note 3 – Related Party Transactions, page 25

12. Please revise to explain how your investment in the retirement community limited partnerships is considered a related party transaction. Please also tell us how you considered Items 2.01 and 9.01 of Form 8-K and the significance tests of Rule 8-04 of Regulation S-X in determining it was not necessary to provide audited financial statements and pro forma information on Form 8-K in connection with your fiscal 2008 purchases of a 49% interest in Walden Wood, II Ltd and a 49% interest in CRF III, Ltd.

Note 4 – Inventories, page 26

13. Given the rapid decline in real estate prices over the past year, please explain, in detail, the methods and assumptions used to evaluate the current market value of inventory (including pre-owned homes) to ensure that inventory is written down to the lower of cost or market each reporting period. To the extent that your methods for determining market value differ for new homes compared to pre-owned homes, please describe your methods separately for each.

Exhibits 31(a) and 31(b)

14. Please revise the opening paragraph of bullet point four of your certification so that it also makes reference to the certifying officers' responsibility for establishing and maintaining internal controls over financial reporting. Refer to Item 601(B)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED MAY 2, 2009

General

15. Please address the above comments in your interim filings as well.

Note 8 – Commitments and Contingent Liabilities, page 9

16. While we note that you were not required to repurchase any homes under your repurchase agreements with third party financial institutions (other than 21st Mortgage) during the six months ended 5/2/09 and the year ended 11/1/08, please tell us how you determined it was appropriate to rely upon historical dealer default rates for the purpose of determining your liability for repurchase commitments, particularly in light of the unprecedented current economic conditions. Please revise your filing to disclose the number of dealers (and the number of homes) represented by your contingent liability of $1,128,000 and how many of the dealers have experienced a deterioration in financial conditions as of May 2, 2009. Please also tell us and consider disclosing the historical time periods you are using to evaluate the probability of default by dealers and how you determined these time periods were appropriate. Finally, please revise to disclose the specific types of changes in dealers' financial conditions that would cause you to determine that a dealer had an elevated risk of default.

17. Please revise to disclose the following regarding your finance revenue sharing agreement with 21st Mortgage Corporation:

- The time period during which you are responsible for repurchasing defaulted loans which were financed under the finance revenue sharing agreement (e.g., loans defaulted within six months of loan origination, loans defaulted at any time while the loan is outstanding, etc);
- The methods and assumptions used to determine that the current market value of the collateral received (pre-owned home) exceeds the amount paid to repurchase the loan (including accrued interest and legal fees) and therefore no losses were incurred;
- Clarify if, upon repurchase of the loans, you received both the pre-owned home and land as collateral or only the pre-owned home; and

- Considering that your gross profits on sales (as disclosed on page 11) have declined significantly during the six months ended May 2, 2009 and you are only guaranteed to receive a maximum of 60% of the loan payoff amount upon disposition of pre-owned homes, explain how management expects there will be no losses related to the $4.7 million of loans repurchased during the first half of fiscal 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

18. It is unclear what is meant by your statement on page 13 that you did not receive a distribution in the second quarter of 2009 from the finance revenue sharing agreement in order to increase the reserve for loan losses. There does not appear to be any discussion elsewhere in your filing about the existence of a reserve for loan losses. Please revise your financial statement footnotes to provide a rollforward of the allowance for loan losses for each period presented along with a description of what the allowance is intended to provide for and how you determine the amount of the allowance as of each period presented. Refer to paragraph 13(b) of SOP 01-6.

19. Please revise your discussion of the Ocala manufacturing facility to explain the circumstances which led management to decide to temporarily close the Ocala facility, the nature and amount of one-time and on-going costs associated with temporarily closing the facility, and the circumstances under which management will decide to either re-open or permanently close the facility. Please also revise to explain the number and location of retail sales centers closed as well as the nature and amount of one-time and on-going costs associated with closing the retail sales centers.

20. As a related matter, please revise your financial statement footnotes to provide the information required by paragraph 20 of SFAS 146 pertaining to any exit and/or disposal activities during the periods presented.

Liquidity and Capital Resources, page 14

21. In light of your operating results for the six months ended May 2, 2009 and the current economic conditions affecting the Florida housing market, please enhance your liquidity and capital resources discussion to address the following:

- Describe the extent to which you have experienced any recent credit rating downgrades and how those downgrades have impacted your ability to draw on your $4 million revolving credit facility;

- Explain how your borrowing capacity and/or financial covenants on the $4 million revolving credit facility were impacted by becoming a guarantor on Majestic 21's $5 million note payable;
- Quantify the amount of expenditures that you expect to incur during 2009 for purchasing current retail sales centers, repurchasing defaulted loans in connection with your finance revenue sharing agreement, and underwriting your own construction and mortgage loans;
- Explain how the significant decline in gross profit, negative cash flows used in operations, and net operating losses experienced during the first half of fiscal 2009 are expected to impact your ability to continue your operations as planned for the remainder of fiscal 2009; and
- Describe the impact on your business (including your plans to continue paying dividends and repurchasing stock) if you are not able to generate sufficient working capital from internal sources to meet the significant capital expenditures you expect for fiscal 2009 (as described on page 14).

Critical Accounting Policies and Estimates, page 14

22. Please tell us how you considered the impact that your $5 million guarantee of Majestic 21's note payable would have upon your assessment that you would not absorb a majority of Majestic 21's expected losses and therefore are not required to consolidate the joint venture in accordance with FIN 46R.

23. As a related matter, please revise your filing disclose the information required by paragraph 13 of FIN 45 related to your $5 million guarantee of Majestic 21's note payable, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require you to perform under the guarantee. To the extent that your agreement was the result of declining profitability and liquidity at Majestic 21, please disclose in detail how Majestic 21's declining financial performance is expected to impact your operations, financial position, and liquidity since you share in 50% of Majestic 21's profits and losses. Please also disclose how you evaluated your investment in Majestic 21 for impairment as of May 2, 2009 in light of the subsequent guarantee and declining financial performance of Majestic 21 (if applicable).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief